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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                                 MEDIS EL LTD.
                            (Name of Subject Company)

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                                 MEDIS EL LTD.
                        (Name of Person Filing Statement)


                  ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                         (Title of Class of Securities)


                                   M6879H 10 3
                      (CUSIP Number of Class of Securities)


                                ROBERT K. LIFTON
                             Chief Executive Officer
                                  Medis El Ltd.
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 935-8484
                  (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications on Behalf
                         of the Person Filing Statement)

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                                WITH A COPY TO:

                              ELLIOT BRECHER, ESQ.
                              STEPHEN E. FOX, ESQ.
                 Cooperman Levitt Winikoff Lester & Newman, P.C.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 688-7000
                               Fax: (212) 755-2839

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ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is Medis El Ltd., an Israeli corporation (the "Company"). The address of the principal executive offices of the Company is 14 Shabazi Street, Yehud 56400, Israel; telephone 972 3 632 0816. The title of the class of equity securities to which this Statement relates is the ordinary shares, par value NIS 0.1 per share, of the Company (the "Shares"). As of April 25, 2000, there were 10,662,840 Shares outstanding.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

         This Statement relates to the offer made by Medis Technologies Ltd., a Delaware corporation ("MTL"), to exchange 1.37 shares of common stock, par value $.01 per share, of MTL, for each outstanding Share not beneficially owned by MTL, upon the terms and subject to the conditions set forth in the prospectus dated April 24, 2000 (the "Prospectus") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is conditioned upon MTL's acquisition of more than 80% of the Shares. Following completion of the Offer and the satisfaction of certain conditions, the Company will be a wholly-owned subsidiary of MTL and the Company's shareholders will be stockholders of MTL.

         The principal executive offices of MTL is located at 805 Third Avenue, New York, New York 10022.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         All material transactions between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) MTL, its executive officers, directors or affiliates are set forth under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources," "Business," "Management," "Principal Stockholders" and "Certain Transactions" in the Prospectus, which is incorporated herein by reference.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

         On July 28, 1999, the Board of Directors of MTL (the "MTL Board"), whose composition is identical to the Board of Directors of the Company (the "Company Board"), unanimously approved the Offer and determined that the Offer is in the best interests of MTL's stockholders. The Company Board, in such capacity, has determined that it will take no position as to whether or not the Offer is in the best interests of the holders of the Shares or as to whether or not holders of the Shares should accept or reject the Offer, and has concluded that it is unable to do so in view of the non-arms-length nature of this transaction.

         To the best of the Company's knowledge, all executive officers, directors and affiliates of the Company intend to tender to MTL all Shares held by such persons.


ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to express any opinion as to the fairness of the Offer, from a financial point of view, to the shareholders of the Company or to make solicitations or recommendations to the shareholders concerning the Offer.


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ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Except as described in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

         During the past 60 days, MTL repurchased from a designee of Cellscan Argentina, S.A., for cash, 27,000 Shares pursuant to a settlement agreement entered into on November 22, 1999 with Cellscan Argentina, S.A., MTL and the Company, among others, at an average price of approximately $6.72 per share, or an aggregate of $181,500.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Except as contemplated by the Offer and as set forth in the Prospectus, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

         (b) Except as described in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.


ITEM 8.  ADDITIONAL INFORMATION.

         Not applicable.


ITEM 9.  EXHIBITS.

         Exhibit
         Number                                Exhibit Name
         ------                                ------------

         (a)(1) Prospectus dated April 24, 2000 (Incorporated herein by reference to Exhibit (a)(1) of Schedule TO filed with the Commission by Medis Technologies Ltd. on April 24,
                         2000).

         (a)(2) Form of Letter of Transmittal (Incorporated herein by reference to Exhibit (a)(2) of Schedule TO filed with the Commission by Medis Technologies Ltd. on April 24,
                         2000).

         (a)(3)          Letter to Shareholders of Medis El Ltd. dated as of
                         May 2, 2000.

         (a)(4)          Text of press release issued by Medis Technologies Ltd.
                         on April 25, 2000.

         (e)(1) Employment Agreement between the Company and Mr. Zvi Rehavi, dated as of October 21, 1999 (Incorporated herein by reference to Exhibit 10.8 of the Registration Statement on Form S-1, as amended (Registration No.:
                         337- 83945), of Medis Technologies Ltd.).

         (e)(2) CDI Shareholders' Agreement dated as of December 15, 1997 among Israel Aircraft Industries Ltd., Howard Weingrow and Robert K. Lifton, Cell Diagnostics Inc., Medis Inc., CDS Distributor, Inc. and Medis El Ltd. (Incorporated herein by reference to Exhibit (d)(2) of Schedule TO filed with the Commission by Medis Technologies Ltd. on April 24, 2000).


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         (e)(3)          Letter Agreement dated as of December 15, 1997 among
                         Cell Diagnostics Inc., Medis Inc., Medis El Ltd., Robert K. Lifton, Howard Weingrow and Israel Aircraft Industries Ltd. (Incorporated herein by reference to Exhibit (d)(3) of Schedule TO filed with the Commission by Medis Technologies Ltd. on April 24, 2000).


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MEDIS EL LTD.


                                              By:  /s/ ROBERT K. LIFTON
                                                 ------------------------------
                                                 Name:    Robert K. Lifton
                                                 Title:   Chairman of the Board


Dated: May 2, 2000